Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Iovance Biotherapeutics, Inc. for the registration of its common stock, preferred stock, debt securities, warrants, units, and rights to purchase common stock, preferred stock, debt securities or units, and to the incorporation by reference therein of our reports dated February 24, 2026, with respect to the consolidated financial statements of Iovance Biotherapeutics, Inc., and the effectiveness of internal control over financial reporting of Iovance Biotherapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Mateo, California

June 18, 2026